Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 333-211794

The following is a communication to employees sent on June 17, 2016 by Tom Pike, Chief Executive Officer of Quintiles Transnational Holdings Inc.

Dear Global Leadership Team,

Over the past few weeks since we last met, I have continued to tell the story of the IMS merger to employees, customers and analysts. It truly is an exciting story to tell, as we are shifting the fundamentals of our industry. Combining with IMS Health creates a future platform for growth and significantly changes our ability to compete. In many ways, this merger is the realization of a long-held vision. We have been experimenting with big data for more than a decade, starting with claims data back in the early part of the 2000s. We launched Quintiles Infosario® Design about five years ago, using big data feeds to inform protocol planning and design. We have been using big data in Advisory Services in recent years and in October, we formed a collaboration with IMS Health in real-world studies.

This merger comes at the right time. Big data in healthcare has reached a tipping point, with meaningful, global data on a large scale. IMS Health have created technologies and offerings that complement Quintiles’ solutions. They bring us a fourth competitive advantage of data and intelligence, adding to our existing scientific, therapeutic and domain expertise, our industry-leading people, process and technology, and our quantitative and analytical expertise. Still, there’s a saying that “a vision without execution is a hallucination.” So how are we going to do it?

We have started our pre-merger integration planning, forming a number of small teams whose remit it is to develop recommendations on how we leverage our respective strengths to best serve our clients, the key activities to prepare for Day 1, and the roadmap for integration going forward.

There are 11 integration work streams in total to address core value drivers for the combined company. Each work stream has an executive sponsor who have named work stream leaders from both companies. The teams will be supported by a central project management office which is in the process of being built out. The work stream leads will be responsible for presenting findings and recommendations to the Global Integration Steering Committee along with executing on agreed actions. The integration leadership is summarized as follows:

Integration Leadership

The work stream leads will seek the input of experts and leaders from both companies as required. Timelines will be tight and we are taking a pragmatic approach to integrating fast to deliver the revenue and cost synergies we believe can be delivered by the combined company.

I will provide further updates as other merger milestones are met. Even so, as we discussed when we met a few weeks ago, we must not allow these activities to distract us from delivering on our current commitments – both operational and financial. We have to stay focused on project execution and growth. We remain the recognized industry leader with continued growth ambitions. Let’s stay focused on what matters – our clients, our employees and, of course, our pursuit of a healthier world.

Tom

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Quintiles has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes the preliminary joint proxy statement of Quintiles and IMS Health and that also constitutes a preliminary prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. A more complete description is contained in the registration statement on Form S-4 and the joint proxy statement/prospectus filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) current or potential future litigation relating to the proposed transaction that has been or could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.